Exhibit 99.1

These materials require your immediate attention. Should you not understand the contents of this document, please consult your professional advisors.

MAMMA.COM INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES
Date: May 6, 2006

        This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of Mamma.com Inc. (hereinafter referred to as the “Corporation” or “Mamma”) to be used at the Annual and Special Meeting (the “Meeting”) of the shareholders of the Corporation to be held at the Hotel Gault, Salle Gault, 449 rue Ste-Hélène, Montreal, Quebec, Canada H2Y 2K9, on June 7, 2006, at 11:00 am (EDT) and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the Notice of Meeting which accompanies this Circular. It is expected that such solicitation will be primarily by mail. Proxies may also be solicited by the directors or officers of the Corporation at nominal cost. The cost of solicitation by or on behalf of management will be borne by the Corporation. Except as otherwise indicated, all information set forth in the Circular is as at May 6, 2006. In order to conform to the Corporation’s financial statements, unless otherwise specifically noted, all amounts expressed in this Circular are in U.S. dollars.

APPOINTMENT OF PROXIES

        A form of proxy is enclosed and, if it is not your intention to be present in person at the Meeting, you are asked to complete and return the form of proxy in the envelope provided. The proxy must be executed by the shareholder or the attorney of such shareholder, duly authorized in writing. Proxies to be used at the Meeting must be deposited with the Corporation at 388 St. Jacques Street, West, 9th Floor, Montreal, Quebec H2Y 1S1, no later than the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or with the Chair of the Meeting prior to its exercise on the day of the Meeting or any adjournment(s) or postponement(s) thereof.

        The persons designated in the enclosed form of proxy are directors or senior officers of the Corporation. Each shareholder has the right to appoint a person (who need not be a shareholder) to attend for him or her and act on his or her behalf at the Meeting or any adjournment(s) or postponement(s) thereof instead of the person specified in the enclosed form of proxy. Such right may be exercised by striking out the names of the specified persons and inserting the name of the shareholder’s nominee in the space provided or by completing another appropriate form of proxy and, in either case, delivering the form of proxy to the Chair of the Meeting prior to the holding of the Meeting. The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the securityholder on any ballot that may be called for. If the securityholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.

Non-Registered Shareholders of Securities

        Only registered shareholders, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. Most shareholders are “non-registered” shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Shareholder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Management Information Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders.

        Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

    (a)        be given (typically by a facsimile, stamped signature) a form of proxy which has already been signed by the Intermediary, which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the Corporation as provided above; or

    (b)        more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its designated service company, will constitute voting instructions, (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regularly printed proxy form accompanied by a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

        In either case, the purpose of this procedure is to permit Non-Registered Shareholders to direct the voting of the shares which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Shareholder should strike out the names of the designated proxy holders and insert the Non-Registered Shareholder’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

        A shareholder executing the enclosed form of proxy may revoke it at any time before it has been exercised. A shareholder may revoke a proxy by depositing an instrument in writing to that effect with the Corporation at the registered office of the Corporation, 388 St. Jacques Street West, 9th Floor, Montreal, Quebec H2Y 1S1, at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or any adjournment(s) or postponement(s) thereof, or with the Chair of the Meeting prior to its exercise on the day of the Meeting or any adjournment(s) or postponement(s) thereof. Only registered shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

        Unless otherwise specified, proxies in the accompanying form will be voted in favour of:

1.	the election of the nominees, hereinafter set forth, as directors of the Corporation;

2.	the appointment of RSM Richter LLP, chartered accountants, as auditors of the Corporation; and

3.	the resolution to increase the maximum number of options available under the option plan from 1,000,000 options to 1,400,000 options.

        The form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and other matters, which may properly come before the Meeting.

        At the time of printing this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if other matters, which are not known to the management, should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

QUORUM AND VOTING

        Two holders of common shares entitled to vote at a meeting of shareholders present in person or represented by proxy constitutes quorum at the Meeting. Voting at the Meeting will be by a show of hands unless a poll is requested or required. Unless otherwise indicated herein, in order to approve a resolution proposed at the Meeting, a majority of greater than 50% of the votes cast will be required.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

        No person who has been a director or officer of the Corporation since the beginning of the last financial year, no person who is a proposed nominee for election as a director of the Corporation and no associate or affiliate of any such director, senior officer or proposed nominee has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the Meeting except as disclosed herein.

RECORD DATE

        The Corporation has fixed the close of business on May 5, 2006 as the record date for the purpose of determining shareholders entitled to receive the Notice of Meeting. All shareholders of record as at the close of business on the record date will be entitled to vote at the Meeting except to the extent that any such shareholder has since the record date transferred any of her or his common shares. In such case, a transferee of those common shares may produce properly endorsed share certificates, or otherwise establish that she or he owns the common shares and provided that she or he has demanded no later than 10 days before the Meeting that the Corporation recognize the transferee as the person entitled to vote the transferred common shares, such transferee will be entitled to vote his or her common shares at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

        As at April 26, 2006, the Corporation had 14,340,864 common shares issued and outstanding. Each common share entitles the holder thereof to cast one vote at the Meeting.

        To the knowledge of management, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attaching to any class of voting securities of the Corporation.

MATTERS REQUIRING SHAREHOLDER APPROVAL

1.	Election of Directors

        In accordance with the articles of the Corporation, the Corporation’s board of directors (the “Board”) is comprised of between three and ten directors. The number of directors on the Board to be elected is seven. It is intended that each person whose name appears below will be nominated at the Meeting for election as a director of the Corporation to serve until the next meeting of shareholders or until a successor is elected or appointed.

        In the event that prior to the Meeting any vacancies occur in the slate of nominees appearing below, it is intended that discretionary authority shall be granted to vote proxies solicited by or on behalf of management for the election of any person or persons as directors.

        The following table and the notes thereto state the names of all persons proposed to be nominated by management for election as directors, their principal occupations and the number of shares of the Corporation beneficially owned, directly or indirectly, by each of them as at April 26, 2006.

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS(1)

Name and Municipality of Residence	Director Since	Present Principal Occupation or Employment and, if applicable, Principal Occupation or Employment within Five Preceding Years	Number of Shares of the Corporation Beneficially Owned Directly or Indirectly

Claude E. Forget(2)(3)(4) Quebec, Canada	October 11, 1999	Consultant Formerly CEO, Intasys Billing Technologies	30,000

David Goldman Ontario, Canada	May 24, 2001	Mr. Goldman is a director of SNC-Lavalin Group Inc. (an engineering and construction company listed on the TSX), a director of Workbrain Corporation (an enterprise software provider listed on the TSC), Jaguar Nickel Inc. (an exploration and development company listed on the TSX of which Mr. Goldman has been Chairman since April 2005) and a director of Accurcast Corporation (a non-listed company providing die-cast aluminium parts to the automotive sector). He is also President of Dave Goldman Advisors Ltd. (a general consultancy business). Within the past five years, Mr. Goldman has also served as a director of Falconbridge Ltd, and was Executive Vice-President and Chief Operating Officer of Noranda Inc.	75,000

Irwin Kramer(2)(3)(4) Quebec, Canada	May 24, 2001	Mr. Kramer, since 1999, has been the CEO if iCongo Inc., an eCommerce software and service company. Prior to founding iCongo Inc., Mr. Kramer was Chairman and CEO of Richter Systems Inc., an enterprise software company.	2,000

Guy Fauré Quebec, Canada	May 23, 2002	President and CEO, Mamma.com Inc. Formerly Management Consultant, V-P Operations Quebecor Multimedia, General Manager, Internet Services, Le Groupe Videotron Ltd. President and CEO of AT&T Quebec Inc.	3,500

Dr. David Schwartz(2)(3)(4) Jerusalem, Israel	May 23, 2002	Dr. David Schwartz is a tenured faculty member and head of the Information Systems Division of the Graduate School of Business Administration at Bar-Ilan University, Israel. He is also (since June 2000) a founding member of AITV Partners LLC, the General Partner of Apropos IT Ventures I, L.P. and Apropos IT Ventures (Israel) I, L.P., venture capital funds that invest in early-stage Israel-based information technology companies. Dr. Schwartz is a director (since 1999) of Cham Foods, a producer of wholesale dried egg, spice, and dietary fiber products, listed on the Tel-Aviv stock exchange. From 1999-2003 he served as a director of C.I. Systems Ltd., a producer of electro-optics and semiconductor test equipment, listed on the Tel-Aviv stock exchange.	7,000

W. Brian Edwards	March 17, 2006	Chairman Miranda Technologies Inc., Biotonix Inc. and Corporate Director Camoplast Inc. Formerly President & CEO Biotonix Inc. and Vice-Chairman & CEO, BCE Emergis Inc.	NIL

Martin Bouchard		Executive Vice-President, Chief Strategist and Technology Officer, Mamma.com Inc. Formerly Chairman of Copernic Technologies Inc.	669,706

(1)	The information with respect to occupation, employment and shares beneficially owned, controlled or directed by the nominees for election as directors above-named is in each instance based upon information furnished by the person concerned.

(2)	Member of the Audit and Finance Committee

(3)	Member of the Nominating, Human Resources and Governance Committee

(4)	Member of the Compensation Committee

        If for any reason any such nominee should not be available for election, such proxy will be voted in favour of the remaining nominees and may be voted for a substitute nominee in place of those persons who are not candidates. Management has no reason to believe that any of these nominees will fail to be candidates at the Meeting and does not at this time have any substitute for any such nominees.

    2.       Appointment of Auditors

        The Audit Committee of the Board of Directors proposes that RSM Richter LLP Chartered Accountants, be appointed as the independent auditor of the Corporation until the close of the next annual meeting of shareholders and that the directors be authorized to fix the remuneration and oversee the work of the auditors.

    3.        Maximum number of options available under the option plan

        The Board of Directors proposes that the maximum number of options available under the option plan, be increased by 400,000 options to a maximum of 1,400,000 representing less than 10% of outstanding shares of the Corporation as at April 26, 2006. The text of the resolution is attached as Schedule A to this Circular.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The directors of the Corporation strongly believe that sound corporate governance is essential to produce maximum value to shareholders. The following is a summary of the governance practices of the Corporation:

        On August 1, 2002 the Board of Directors approved and adopted a document entitled “Responsibilities of the Board of Directors and its Audit and Finance Committee and its Nominating, Human Resource and Governance Committee” which set forth the responsibilities for the Board and these two committees. This document was revised and approved by the Board of Directors on March 29, 2006. It was prepared in response to certain corporate governance concerns. This document includes the Corporation’s insider trading policy and code of ethics. In accordance with the policies and guidelines outlined in this document, the Board of Directors constantly strives to promote a culture of ethical conduct in an effort to meet the highest industry standards. All decisions are carefully considered from this point of view and the Board does not act until all factors have been adequately considered. This approach is demanded of management and, to a relevant degree, all employees of the Corporation.

    1.       Composition of the Board of Directors

        More than fifty percent of the directors of the Corporation are “unrelated” directors. An unrelated director is independent of management and free of any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interest of the Corporation, as required by the standards of the NASDAQ Stock Market and the Ontario Securities Commission. The directors consider the following nominees to be unrelated to the Corporation: Claude E. Forget, Irwin Kramer, Dr. David Schwartz and W. Brian Edwards. Unrelated directors meet regularly through in camera sessions conducted after or during each meeting of the Board. The Chairman of the Board of Directors is David Goldman, who is not an unrelated director. The Board feels strongly that Mr. Goldman’s abilities and role in the Corporation make him best suited to this position. The Board will continue to consider whether or not the position of Chairman should be occupied by an unrelated director and, if circumstances change, will take action to adjust the composition of the Board accordingly.

        In an effort to ensure that the Board of Directors is performing adequately, the Nominating, Human Resource and Governance Committee regularly assesses the performance of the Board, committees of the Board and each director and, if necessary, makes appropriate recommendations. The Board is kept well apprised of all activities at the Corporation and, as resources allow, the Corporation will provide each director with opportunities to advance their skills as relevant to their role on the Board. New directors are carefully integrated and briefed on the ongoing business of the Corporation and any relevant history.

    2.       Committees of Directors

Composition of the Audit and Finance Committee

        As at the date hereof, the members of the Audit and Finance Committee are Irwin Kramer, David Schwartz and Claude Forget. On March 29, 2006, the Board approved a new Charter. The Charter provides that the Audit and Finance Committee shall assist the Board in fulfilling its responsibilities relating to corporate accounting and reporting practices of the Corporation and in the quality and integrity of financial reports of the Corporation. The Audit and Finance Committee meets with the financial officers of the Corporation, including the Chief Financial Officer, who reports to the Chairman of the Audit Committee, and the independent auditors to review financial reporting matters, the system of internal accounting controls and the overall audit plan and examines the quarterly and year-end financial statements before their presentation to the Board. In addition the Audit Committee fixes the compensation and other terms of engagement of the Corporation’s independent auditors. In 2005, the Audit and Finance Committee met 8 times and the Corporation’s independent auditors were present at 6 of them.

Composition of the Nominating, Human Resource and Governance Committee

        The Corporation maintains a Nominating, Human Resource and Governance Committee, which is responsible for overseeing and making recommendations to the Board on various matters including the following:

(i)	the search for and compensation of all senior executives and management of the Corporation and its subsidiaries, including periodic review of same;

(ii)	the Corporation’s management structure and succession plans;

(iii)	the incentive plans for employees of the Corporation and its subsidiaries; and

(iv)	the Corporation’s Stock Option Plan and the granting of stock options thereunder

(v)	the recommendation of new candidates as potential directors of the Corporation and the assessment of the performance of current directors and committees; and

(vi)	the review and recommendation of procedures to be followed with respect to corporate governance guidelines.

From January 1, 2005 to August 17, 2005, the members of the Nominating, Human Resource and Governance Committee, were David Goldman, Claude Forget, Irwin Kramer and David Schwartz. David Goldman who is Executive Chairman of the Corporation, resigned from this Committee on August 17, 2005. During 2000 up to October 2, 2001, Claude Forget was Chief Executive Officer of Intasys Billing Technologies, a subsidiary of the Corporation, whose business was subsequently sold.

        As part of its ongoing review of corporate governance matters, on March 29, 2006 the Corporation’s Board of Directors approved a Charter constituting a Compensation Committee and a Nominating and Governance Committee to segregate the nominating and executive compensation functions into separate Charters as contemplated by the listing standards of the National Association of Securities Dealers. The Nominating, Human Resources and Governance Committee discharges the functions under each Charter.

Report on Executive Compensation

        As part of its ongoing dedication to creating shareholder value and promoting corporate success, the Compensation Committee establishes executive compensation in order to attract, retain and motivate key executives and to reward significant performance achievements.

        Consistent with the Corporation’s objectives, and in order to further align shareholder and executive interests, the Compensation Committee places emphasis on bonuses based on performance and granting of stock options in establishing executive compensation.

        Consequently, the standard executive compensation package of the Corporation is composed of three major components: (i) base salary and benefits, (ii) short-term incentive compensation, (iii) retention compensation and (iv) long-term incentive compensation.

i)     Salary and Benefits

        Salary and benefits policies of the Corporation are determined by looking at similar businesses in the Internet sector and are targeted at the mid range in the industry, taking into account the economic trends, the Corporation’s competitive position and performance and extraordinary contributions to the Corporation.

ii)    Short-Term Incentive Compensation

        The Corporation provides cash bonuses to those individuals of its senior management and its subsidiaries whose responsibilities and attainment of personal and Corporation objectives exceed established expectations, based on individual contributions, operating results, and financial performance. The amount of these payments are approved by the Compensation Committee and are based on specific goals in these areas. Compensation and target bonuses for each individual are set at the beginning of each year. At the end of the year the Compensation Committee determines the bonus for each executive based on the attainment of the performance measures and individual contributions.

        For the year ending December 31, 2005, none of the operating and financial performance objectives were met, but officers were awarded bonuses for their individual contribution recognizing the extraordinary efforts they made during the year to respond to and overcome damage to the Corporation’s business resulting from the SEC investigation and consolidated class action lawsuit.

        In the case of Named Executive Officers, targeted incentive bonuses vary in proportion to base salary, depending primarily on the level of responsibility of the individual. Generally when operating results and financial performance objectives are exceeded bonuses are higher; when the objectives are not met the incentive bonuses are lower or nil depending on the circumstances and the individual’s contribution to the Corporation.

        In making compensation decisions with respect to each of these components, the Compensation Committee considers external market data for executives. Towers Perrin was retained by the Chair of the Compensation Committee in the most recent fiscal year to assist with preparing information and providing advice on officer and Board of Director compensation arrangements. Materials prepared by Towers Perrin have been presented by the Chair to the Compensation Committee for review and decisions. Towers Perrin’s scope of services in the fiscal year included providing advice and market data related to Board of Director and officer compensation arrangements, assisting with the design of special compensation programs, and other general executive compensation assistance. Towers Perrin does not provide any other services to the Corporation.

        The Compensation Committee uses the compensation data from Towers Perrin as one of several factors in determining the appropriate levels of base salary, short-term and long-term incentives that fairly compensate the Corporation’s executive officers.

        In setting the compensation package for executives, the Compensation Committee balances consideration of base salary with short-term incentive compensation so that a significant proportion of executive officers’ compensation is linked to objectives aligned with the interests of the Corporation’s shareholders.

iii)    Retention Compensation

        In view of the current circumstances confronting the Corporation including the pending status of the SEC investigation, the securities class action lawsuit, and defection of several of the Corporation’s Ad network sales employees to form a competing business, a retention compensation program was initiated. In April 2005, the Compensation Committee recommended and the Board resolved that Guy Fauré, Daniel Bertrand, Patrick Hopf and Joel Lamantia will receive a lump sum payment (the “Award”) equivalent to 70% of their base annual salaries at the end of the retention period. The end of the retention period will be the date of the 2006 Annual General Meeting (but not later than June 30, 2006). Awards are forfeited if the executive leaves voluntarily before the end of the retention period, or is terminated for cause.

iv)    Long-Term Incentive Compensation

        The long-term incentive component consists of the stock option plan of the Corporation which provides for the issuance of options to executive officers and other employees, directors or consultants to purchase common shares of the Corporation. The stock option plan of the Corporation is described below under the heading “Stock Option Plan”.

        The Compensation Committee determine the executives, employees and directors eligible for the granting of options pursuant to the stock option plan. It also determines the size of each grant and the date on which each grant is to become effective. The exercise price of options granted may not be less than the market price of the Corporation’s common shares as traded on the NASDAQ in U.S. dollars determined as of the date the options are granted. The number of options granted annually to recipients is determined on a discretionary basis.

        The Compensation Committee may, in its discretion, determine when the options granted under the stock option plan may be exercised or vested, provided that the term of such options can not exceed ten (10) years.

        Unless otherwise stipulated by the terms of a stock option grant, which terms are approved by the Compensation Committee, options granted pursuant to the stock option plan will lapse thirty (30) days after the holders ceases to be employed by the Corporation. In the event of death, any vested option of a holder lapses three (3) months after his or her death. In the event that the holder’s employment terminates due to disability, the holder may exercise the vested options for one (1) year after the date of termination of employment. If the holder is terminated for cause, vested options terminate immediately.

        In 2005, grants of options to named Executive Officers were made in favour of Mr. Goldman, Mr. Fauré, Mr. Bertrand, Mr. Hopf and Mr. Lamantia. During the first quarter of 2005, Messrs Goldman, Fauré, and Bertrand also voluntarily surrendered their entitlement to options granted on November 2, 2004 and these options were cancelled.

Compensation of the President and Chief Executive Officer

        Prior to January 12, 2004, the Chairman and Chief Executive Officer of the Corporation was David Goldman who is now the Corporation’s Executive Chairman. On January 12, 2004, Guy Fauré was appointed President and Chief Executive Officer of the Corporation. On August 12th, 2004, the Corporation amended the employment arrangement of the President and Chief Executive Officer. As a result, should there be a change of control in the Corporation, Guy Fauré will be entitled to a lump sum payment equal to 200% of his annual base salary if he:

(i)	is terminated;

(ii)	does not accept a relocation outside of the greater Montreal area;

(iii)	does not accept an offer of employment with reduced levels of responsibility; or

(iv)	does not accept an offer of compensation (including performance/incentive plan targets and long-term compensation) which is less than his current level.

        The President and Chief Executive Officer’s compensation is considered and determined by the Compensation Committee. The President and Chief Executive Officer does not participate in the Committee’s decisions relating to his Compensation.

        The aggregate compensation of the President and Chief Executive Officer consists of three components: base salary, annual cash bonus and equity incentives. The Committee strives to balance the compensation among these three components to stay competitive in the market and align the compensation with shareholder interests.

        In 2005, Mr. Fauré’s base salary was $199,520 US and he received a bonus of $157,484 US based upon 2004 results and related criteria. In 2006 Mr. Fauré was paid a bonus of $49,573 US based upon individual contribution and extraordinary efforts during 2005 in overcoming the negative effect on the Corporation’s business resulting from an SEC investigation, class action lawsuit and the defection of several of the Corporation’s Ad network sales force to a competing business. In 2005, he also received taxable benefits of $3,980 US. In establishing Mr. Fauré’s salary, the Compensation Committee assesses his overall contribution as well as the publicly disclosed compensation of chief executive officers of companies in the Internet sector, taking into account the factors described above under Salary and Benefits.

Conclusion

        The Corporation’s executive compensation policy links executive compensation to corporate results and individual contribution, as well as stock performance and long-term results. The Compensation Committee regularly reviews the various executive compensation components to ensure that they maintain their competitiveness in the industry and continue to focus on the Corporation’s objectives, values and business strategies.

        Depending on specific circumstances, the Compensation Committee may also recommend employment terms and conditions that deviate from the above-described policies. The members of the Compensation Committee are:

Claude Forget Irwin Kramer David Schwartz

Statement of Executive Compensation

        The following summary table, presented in accordance with applicable securities legislation, sets forth all compensation provided by the Corporation and its affiliates for the fiscal years ended December 31, 2003, 2004 and 2005 to:

(i)	the Chief Executive Officer;

(ii)	the Chief Financial Officer;

(iii)	each of the Corporation’s three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers at the end of December 31, 2005 and whose total salary and bonus exceeded CA$150,000, and

(iv)	such other individuals for whom the foregoing disclosure would have been made but for the fact that such individual was not an officer of the Corporation at the end of December 31, 2005 (collectively, the “Named Executive Officers”).

Summary Compensation Table

Compensation is payable in Canadian dollars and converted by using the yearly average U.S. exchange rate.

		Annual Compensation

Name and Principal Occupation	Year	Salary U.S.$	Bonus(1) U.S. $	Other Annual Compensation U.S. $ (Taxable Benefits Related to Exercised Options and Other)

Guy Fauré	2005	199,520	49,573	3,980
President & CEO	2004	167,083	157,484	496,295
	2003	146,840	136,811	42,825

David Goldman(2)	2005	Nil	Nil	Nil
Executive Chairman	2004	Nil	Nil	718,352
	2003	Nil	Nil	67,125

Daniel Bertrand	2005	136,040	57,835	3,990
Executive Vice-President	2004	119,841	77,168	172,128
and Chief Financial Officer	2003	100,281	49,768	49,600

Patrick Hopf	2005	107,016	16,524	1,660
VP of Business	2004	94,689	53,503	99,261
Development

(1)	Represents bonuses earned during the relevant fiscal year. Summary compensation tables in past management information circulars have reported bonuses actually paid in the relevant fiscal year. Going forward management has determined that bonuses will be reported by period earned although actually paid in the next fiscal year.

(2)	David Goldman receives compensation indirectly through a consulting agreement between the Corporation and Dave Goldman Advisors Ltd. See “Management Contracts”.

Annual compensation is paid in Canadian dollars and converted at the applicable exchange rates. Exchange rate conversions were 0.71629 in 2003, 0.77014 in 2004 and 0.82622 in 2005.

		Long Term Compensation				All Other Compensation

Name and Principal Occupation	Year	Awards			Payouts	U.S.$

		Securities Under Options #		Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts $

Guy Fauré	2005	176,500		Nil	Nil	Nil
President & CEO	2004	75,000	(3)	Nil	Nil	Nil
	2003	69,000		Nil	Nil	Nil

David Goldman	2005	75,000		Nil	Nil	173,859	(1)
Executive	2004	75,000	(3)	Nil	Nil	159,573	(1)
Chairman	2003	54,000		Nil	Nil	130,222	(1)

Daniel Bertrand	2005	87,500		Nil	Nil	Nil
Executive Vice-	2004	50,000	(3)	Nil	Nil	Nil
President and Chief	2003	39,000		Nil	Nil	Nil
Financial Officer

Patrick Hopf(2)	2005	46,800		Nil	Nil	Nil
VP of Business	2004	Nil		Nil	Nil	Nil
Development

(1)	The Corporation and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, entered into a consulting agreement pursuant to which David Goldman provides his services to the Corporation. In addition, as part of the compensation paid to David Goldman, the Corporation agreed to grant him options under the Corporation’s stock option plan.

(2)	Appointed officer of the Company in January 2004.

(3)	In February 2005, David Goldman, Guy Fauré and Daniel Bertrand voluntarily surrendered their entitlement to options granted on November 2, 2004 (expiring November 2, 2009) and the options were cancelled.

Employment Agreements and Change of Control Provisions

        The Corporation has entered into employment arrangements and agreements with the following Named Executive Officers who remain in the employment of the Corporation. All sums mentioned herein are in U.S. Dollars.

        On July 8, 1999, Daniel Bertrand, Executive Vice-President and Chief Financial Officer of the Corporation entered into an employment agreement with the Corporation. Pursuant to the terms and conditions of his employment agreement, for the year 2006 Mr. Bertrand is paid an annual salary of CA$174,000. Mr. Bertrand is also entitled to a bonus ranging from a minimum of 20% of his base salary for meeting minimum financial and individual performance levels, to a maximum of 60% for far exceeding expected performance levels. Mr. Bertrand is also entitled to receive stock options under the Corporation’s stock option plan.

        On August 12, 2004, the Corporation amended the employment arrangement of the Executive Vice-President and Chief Financial Officer. As a result, if there is a change of control of the Corporation, Mr. Bertrand will receive a lump sum payment equal to the greater of the past 18 months salary payments, or CA$225,000 if he:

(i)	is terminated;

(ii)	does not accept a relocation outside of the greater Montreal area;

(iii)	does not accept an offer of employment at reduced levels of responsibility; or

(iv)	does not accept an offer of compensation (including performance/incentive plan targets and long-term compensation) which is less than his current level.

        On September 10, 2001, Guy Fauré, entered into an employment agreement with Mamma.com Enterprises Inc. Pursuant to the terms and conditions of this employment agreement, for the year 2006 Mr. Fauré is entitled to an annual salary of CA$255,000 and an annual bonus ranging from a minimum of 35% of base salary for meeting minimum financial and individual performance levels, to a maximum of 96% for far exceeding expected performance levels. Mr. Fauré is also entitled to receive stock options under the Corporation’s stock option plan.

        On August 12, 2004, the Corporation amended the employment arrangement of the President and Chief Executive Officer. As a result, if there is a change of control of the Corporation, Guy Fauré will be entitled to a lump sum payment equal to two times his annual base salary if he:

(i)	is terminated;

(ii)	does not accept a relocation outside of the greater Montreal area;

(iii)	does not accept an offer of employment at reduced levels of responsibility; or

(iv)	does not accept an offer of compensation (including performance/incentive plan targets and long-term compensation) which is less than his current level.

        David Goldman was Chairman and CEO of the Corporation until January 12, 2004 when he became the Executive Chairman of the Corporation. During the year ended 2003, Mr. Goldman was not paid any salary or benefits by the Corporation but rather was rewarded solely through the granting of stock options which are awarded at the discretion of the Nominating, Human Resource and Governance Committee. This position was not considered as a full time position and therefore the level of this award was based solely on the overall achievements and performance of the Corporation.

        The Corporation has a consulting agreement with David Goldman through Dave Goldman Advisors Ltd. for consulting services rendered. This Corporation was remunerated for services rendered on an hourly rate of CA$250. These consulting arrangements may be terminated on sixty (60) days notice by either party.

        On August 12, 2004, the Corporation amended the employment arrangement of the Executive Chairman. As a result, if there is change of control of the Corporation, Dave Goldman Advisors Inc. will receive a lump sum payment equal to the greater of the past 24 months consulting payments or CA$300,000 if Mr. Goldman:

(i)	is terminated;

(ii)	does not accept a relocation outside of the greater Montreal area;

(iii)	does not accept an offer of employment with reduced levels of responsibility; or

(iv)	does not accept an offer of compensation (including performance/incentive plan targets and long-term compensation) which is less than his current level.

        There are no service contracts in place between the directors of the Corporation and the Corporation or any of its subsidiaries, save and except for the agreements between the Corporation and Dave Goldman Advisors Ltd., pursuant to which David Goldman, the Executive Chairman of the Corporation, provides his services to the Corporation.

        Following the completion of the Copernic acquisition, Martin Bouchard and Eric Bouchard became officers of the Corporation. Martin Bouchard, who is the Company’s Executive Vice-President, Chief Strategist and Technology Officer, is paid for the year 2006 an annual salary of CA$200,000 and is also entitled to a target bonus of 50% of base salary for meeting targeted financial performance ranging from a minimum of 25% of base salary at minimal acceptable financial performance and operating results levels, to a maximum of 75% for far exceeding targeted performance levels. Similarly, Eric Bouchard, who is the Corporation’s Vice-President-Products, is paid for the year 2006 an annual salary of CA$170,000 and is also entitled to a target bonus of 40% of base salary ranging from a minimum of 20% of base salary for meeting minimum acceptable performance levels to a maximum of 60% for far exceeding targeted performance levels. Consistent with its executive compensation practices, the Compensation Committee will also take into account the individual contributions of Martin Bouchard and Eric Bouchard to the Corporation’s business in determining the total bonus paid to either of them.

SHAREHOLDER RETURN PERFORMANCE GRAPH

        The graph below compares the yearly percentage change in the cumulative total shareholder return on the Corporation’s common shares against the cumulative total shareholder return of The NASDAQ Composite Index for the five-year period commencing December 31, 2000 and ending December 31, 2005.*

	2001	2002	2003	2004	2005

Mamma	53	32	79	153	61
NASDAQ	79	54	81	88	89

*	The above graph assumes an initial investment in The NASDAQ Composite Index and in the Corporation’s common shares of $100 as of December 31, 2000, as well as the reinvestment of all subsequent dividends, if any. All prices for The NASDAQ Composite Index and the Corporation’s common shares were obtained from The NASDAQ Stock Market.

Stock Option Plan

        In 1999, the Corporation adopted a new stock option plan (the “Plan”), replacing all previous stock option plans of the Corporation, to provide eligible officers, directors, employees and consultants of the Corporation and its subsidiaries compensation opportunities that will encourage share ownership and enhance the Corporation’s ability to attract, retain and motivate such persons and reward significant performance achievements. Options under the Plan may not be granted with a term exceeding 10 years. The exercise price of the options may not be less than the market price of the Corporation’s common shares determined as of the date the options were granted. Unless the Board determines otherwise, options granted under the Plan are exercisable within 30 days after an optionee ceases to be employed or retained by the Corporation (other than for reason of cause in which event they terminate immediately, death in which event they are exercisable within 3 months and disability in which event they are exercisable within one year).

        The Plan, which was approved by shareholders on June 30, 1999, and subsequently amended as approved by shareholders on June 20, 2000 and May 23, 2002, provides that the aggregate number of common shares reserved for issuance under the Plan shall not exceed 1,000,000 common shares. The granting of options is subject to the further conditions that: (i) the number of outstanding common shares of the Corporation reserved for options to optionees or issued to optionees within any one year period shall not exceed 15% of the outstanding common shares of the Corporation, and (ii) at no time may any optionee hold more than 5% of the outstanding common shares of the Corporation under option.

        The current 1 million share maximum was approved at the 2002 AGM and Special Annual Meeting when there were 4,058,858 shares issued. As there are now 14,340,800 shares issued, the Corporation’s Compensation Committee has recommended and the Board has approved for submission to the Corporation’s stockholders at the 2006 Annual General Meeting an amendment to the Stock Option Plan to increase the aggregate maximum number of shares reserved for issuance under the Plan to 1,400,000, an amount less than 10% of the Corporation’s issued and outstanding shares of Common Stock.

        The following table discloses individual grants of options to the Named Executive Officers to purchase or acquire common shares of the Corporation pursuant to the Plan for the financial year ended December 31, 2005.

Option Grants During the Most Recently Completed Financial Year

Names	Securities Under Options Granted (#)	% of Total Options Granted in Financial Year	Average Exercise or Base Price (U.S.$/Security)	Average Market Value of Securities Underlying Options on the Date of Grant (U.S.$/Security)	Expiration Date

David Goldman	75,000	14.3	2.28	2.28	November 8, 2010

Guy Fauré	26,500	5.0	6.28	6.28	February 15, 2012
	150,000	28.6	2.28	2.28	November 8, 2010

Daniel Bertrand	12,500	2.4	6.28	6.28	February 15, 2012
	75,000	14.3	2.28	2.28	November 8, 2010

Patrick Hopf	6,800	1.3	6.28	6.28	February 15, 2012
	40,000	7.6	2.28	2.28	November 8, 2010

Joel Lamantia	4,700	0.9	6.28	6.28	February 15, 2012
	15,000	2.9	2.28	2.28	November 8, 2010

        In February 2005, David Goldman, Guy Fauré and Daniel Bertrand voluntarily surrendered their entitlement to options granted on November 2, 2004 (expiring November 2, 2009) and the options were cancelled. The following table discloses the exercise of options to purchase or acquire common shares of the Corporation by the Named Executive Officers during the financial year ended December 31, 2005.

Aggregate Options Exercised During the Most Recently Completed Financial Year and Financial Year-end Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (U.S.$)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End (U.S.$) Exercisable/ Unexercisable

David Goldman	Nil	Nil	27,000/92,000	3,555/13,500

Guy Fauré	Nil	Nil	38,667/199,333	3,555/27,000

Daniel Bertrand	Nil	Nil	18,667/97,833	2,370/13,500

Patrick Hopf	Nil	Nil	9,084/50,050	4,286/7,200

Joel Lamantia	Nil	Nil	4,750/21,950	1,185/2,700

Option and SAR Repricing

No options were repriced during the year ended December 31, 2005.

Securities Under Option to Directors and Named Executive Officers as at December 31, 2005

Names	Securities Under Options Granted (#)	Exercise or Base Price (US$/Security)	Market Value of Securities Underlying Options on the Date of Grant (US$/Security)	Expiration Date

Daniel Bertrand	10,000	2.57	2.57	4/30/2013

Daniel Bertrand	5,000	1.99	1.99	1/16/2013

Daniel Bertrand	12,500	6.28	6.28	2/15/2012

Daniel Bertrand	75,000	2.28	2.28	11/8/2010

Daniel Bertrand	14,000	3.58	3.58	11/5/2010

Guy Fauré	25,000	2.57	2.57	4/30/2013

Guy Fauré	7,500	1.99	1.99	1/16/2013

Guy Fauré	26,500	6.28	6.28	2/15/2012

Guy Fauré	150,000	2.28	2.28	11/8/2010

Guy Fauré	29,000	3.58	3.58	11/5/2010

Claude E. Forget	25,000	2.28	2.28	11/18/2010

David Goldman	7,500	2.57	2.57	4/30/2013

David Goldman	7,500	1.99	1.99	1/16/2013

David Goldman	75,000	2.28	2.28	11/8/2010

David Goldman	29,000	3.58	3.58	11/5/2010

Irwin Kramer	25,000	2.28	2.28	11/8/2010

David Schwartz	25,000	2.28	2.28	11/8/2010

Joel Lamantia	2,500	1.99	1.99	1/16/2013

Joel Lamantia	4,700	6.28	6.28	2/15/2012

Joel Lamantia	15,000	2.28	2.28	11/8/2010

Joel Lamantia	4,500	3.58	3.58	11/5/2010

Patrick Hopf	2,500	1.99	1.99	1/16/2013

Patrick Hopf	6,800	6.28	6.28	2/15/2012

Patrick Hopf	40,000	2.28	2.28	11/8/2010

Patrick Hopf	6,500	3.58	3.58	11/5/2010

Patrick Hopf	3 ,334	1.53	1.53	2/25/2009

Compensation of Directors

        During the fiscal year ended December 31, 2005, directors were each paid $6,250 quarterly. Effective April 1, 2005 the Chair of the Board received $12,500/annum and the Chair of the Audit Committee received a payment of $10,000/annum and the Chair of the Compensation and the Nominating, and Governance Committees received a payment of $5,000/annum. The directors received a combined fee of $1,000 for attending board and committee meetings on the same day and members of the Audit, Compensation and Nominating and Governance committees receive a $1,000 payment if a committee meeting is held on a day other than the day of a Board meeting and, if a board or committee meetings is held via teleconference, directors received a payment of $500.

        Robert Raich was a director of the Corporation until March 11, 2005 and is a partner of Spiegel Sohmer, a general partnership of attorneys. In 2005, Spiegel Sohmer billed the Corporation for the amount of $233,134 for legal services and other expenses.

Directors and Officers Insurance

        The Corporation has purchased liability insurance covering each director and officer of the Corporation. The present insurance policy provides coverage for the directors, officers and the Corporation for liability up to $10,000,000 and expires on March 28, 2007. In addition to this coverage, a supplemental $5,000,000 policy was subscribed for directors and officers on March 28, 2006 effective for twelve months.

Indebtedness of Directors and Officers

        During the most recently completed financial year, none of the directors and executive officers of the Corporation and none of the management nominees for election as a director nor any associate of the foregoing is, or was at any time since the beginning of the most recently completed financial year, indebted to the Corporation or any of its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

        Other than the transactions referred to in this Circular, there have been no transactions since the beginning of the Corporation’s last completed financial year, nor any proposed transactions, which have materially affected or would materially affect the Corporation, in which there is a direct or indirect interest by any director or senior officer of the Corporation, any proposed management nominee for election as a director of the Corporation, any person or company that owns of record, or is known by the Corporation to own beneficially, directly or indirectly, more than 10 percent of any class of securities of the Corporation, or any associate or affiliate of any of the foregoing persons or companies.

MANAGEMENT CONTRACTS

        The Corporation has a consulting agreement with Dave Goldman Advisors Ltd., 499 Fairlawn Ave., Toronto, ON for consulting services provided by David Goldman. Effective January 1, 2005, Dave Goldman Advisors Ltd. was remunerated for services rendered at an hourly rate of CA$250 plus expenses incurred. These consulting arrangements may be terminated on sixty (60) days notice by either party. Total fees for 2005 were $202,658 (2004 – $182,687; 2003 – $171,465). The transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

GENERAL

        A copy of the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2005 and the auditors’ report thereon is included with the Annual Report accompanying these materials.

ADDITIONAL INFORMATION

        Additional information relating to the Corporation may be obtained on SEDAR at www.sedar.com. Security holders may contact the Corporation at 388 St. Jacques Street West, 9th Floor, Montreal, Quebec, H2Y 1S1, attention Chief Financial Officer, to request copies of the Corporation’s financial statements and MD&A. Financial information is provided in the Corporation’s comparative financial statements and MD&A for the year ended December 31, 2005.

BOARD APPROVAL

        The contents and the sending of this Circular have been approved by the board of directors of the Corporation.

BY ORDER OF THE BOARD “David Goldman”
Montreal, Quebec	DAVID GOLDMAN
April 26, 2006	Executive Chairman

SCHEDULE “A”

RESOLUTION OF THE SHAREHOLDERS OF
MAMMA.COM INC.

AMENDMENT TO THE STOCK OPTION PLAN

NOW AND THEREFORE BE IT RESOLVED THAT:

1.     The Corporation’s Stock Option Plan is hereby amended by increasing the number of Units reserved for issuance under the Stock Option Plan to 1,400,000;

2.     The Directors hereby authorized to execute or cause to be executed on behalf of the Corporation or to deliver or cause to be delivered all such documents, agreements and instruments and do or cause to be done all such other acts and things as they shall determine to be necessary or desirable in order to carry out the intent of the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.